UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-41836

Birkenstock Holding plc

(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Incorporation by Reference

This report on Form 6-K (this "Report") and the information contained in Exhibit 3.1 to this Report is incorporated by reference into the registration statements of Birkenstock Holding plc (the "Company") on Form F-3 (File No. 333-284905), filed with the U.S. Securities and Exchange Commission (the "SEC") on February 13, 2025, and Form S-8 (File No. 333-274968), filed with the SEC on October 13, 2023, in each case to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in this Report on Form 6-K (including Exhibit 3.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing or herein.

Information Contained in this Report on Form 6-K

Results of Annual General Meeting

Birkenstock Holding plc (the “Company”) held its 2026 annual general meeting of shareholders on April 29, 2026 (the “Annual General Meeting”). The Company’s shareholders considered the following proposals, each of which is described in greater detail in the Company’s Notice of 2026 Annual General Meeting, furnished with the Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on March 11, 2026.

Ordinary Resolutions

1.
To receive the Company’s annual report and consolidated accounts for the fiscal year ended September 30, 2025, together with the auditor’s report.

Based on the votes set forth below, the proposal to receive the Company’s annual report and consolidated accounts for the fiscal year ended September 30, 2025, together with the auditor’s report, was approved.

For	Against	Abstain	Broker Non-Vote
169,692,819	5,028	58,493	1

2.
To re-appoint Alexandre Arnault as a Class III director of the Company.

Based on the votes set forth below, Alexandre Arnault was re-appointed as a Class III director.

For	Against	Abstain	Broker Non-Vote
144,349,241	25,335,355	71,744	1

3.
To re-appoint Ruth Kennedy as a Class III director of the Company.

Based on the votes set forth below, Ruth Kennedy was re-appointed as a Class III director.

For	Against	Abstain	Broker Non-Vote
147,116,492	22,567,375	72,473	1

4.
To re-appoint Oliver Reichert as a Class III director of the Company.

Based on the votes set forth below, Oliver Reichert was re-appointed as a Class III director.

For	Against	Abstain	Broker Non-Vote
148,087,760	21,596,746	71,834	1

5.
To re-appoint EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (“EY”) as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2027.

Based on the votes set forth below, the proposal to re-appoint EY as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2027 was approved.

For	Against	Abstain	Broker Non-Vote
169,681,180	9,279	65,881	1

Special Resolution

6.
That, with effect from the conclusion of the Annual General Meeting of the Company, the articles of association of the Company shall be amended as follows:

Article 16.2 shall be deleted in its entirety and replaced by a new Article 16.2 as follows:

“No business shall be transacted at any general meeting except the adjournment of the meeting unless a quorum of Members is Present at the time when the meeting proceeds to business. Such quorum shall consist of at least two Members Present who hold or represent shares conferring not less than one-third of the total voting rights of all the Members entitled to vote at the general meeting, provided that where the Company has more than one Member, if only one Member is Present at a meeting in order for the meeting to be quorate, the chairperson of the meeting must be a person other than the Member Present, and provided that if at any time all of the issued shares in the Company are held by one Member, such quorum shall consist of that Member Present.”

And, that the directors of the Company be and are hereby authorized to prepare and file on behalf of the Company a confirmed copy of the memorandum and articles of association of the Company reflecting the alteration effected pursuant to this Resolution.

Based on the votes set forth below, the proposal to amend, with effect from the conclusion of the Annual General Meeting, the articles of association of the Company as set forth above and produced to the Annual General Meeting, was approved.

For	Against	Abstain	Broker Non-Vote
142,684,223	27,004,337	67,781	0

A copy of the full text of the amended articles of association of the Company is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Exhibit Index

Exhibit Number	Description
3.1	Amended and Restated Memorandum of Association and Amended and Restated Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: April 29, 2026	By:/s/ Johannes Liefke______________
Name: Johannes Liefke
Title: Director Legal Affairs